September 21, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: H. Roger Schwall, Assistant Director

Re:      Link Resources Inc.
Preliminary Information Statement on Schedule 14C
Filed June 4, 2009
File No. 0-53401

Dear Mr. Schwall:

On behalf of Link Resources Inc. (the “Company”), we are hereby notifying you that the Definitive Information Statement on Schedule 14C filed on September 18, 2009 was filed by mistake and a Preliminary Information Statement on Schedule 14C should have been filed instead and  is being filed concurrently with this letter.  We have not distributed or mailed the Definitive Information Statement on Schedule 14C inadvertently filed on September 18, 2009.

Very truly yours,

/s/ Jeffrey Fessler